Exhibit 2.5

CROWN ATLANTIC COMPANY LLC

FIRST AMENDMENT TO OPERATING AGREEMENT

THIS FIRST AMENDMENT TO OPERATING AGREEMENT (this “First Amendment”) is made and entered into as of May 1, 2003 (the “Effective Date”) by Crown Atlantic Company LLC, a Delaware limited liability company (“OpCo” or the “Company”), and each of Bell Atlantic Mobile Inc., a Delaware corporation (“BAM”), and Crown Atlantic Holding Sub LLC, a Delaware limited liability company (“HoldCo Sub”) (BAM and HoldCo Sub being hereinafter sometimes referred to individually as a “Member” and collectively as the “Members”).

WHEREAS, Cellco Partnership and HoldCo Sub entered into that certain Operating Agreement dated as of March 31, 1999 (the “Operating Agreement”);

WHEREAS, Cellco Partnership previously transferred to BAM all of Cellco Partnership’s Membership Interest and Percentage Interest in the Company; and

WHEREAS, the Members desire to amend the Operating Agreement as set forth herein.

NOW THEREFORE, for and in consideration of the mutual benefits to be derived, the promises and agreements herein contained, other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Limited Distributions on BAM Retained Interest.

(a) Notwithstanding any provisions of the Operating Agreement to the contrary (including, without limitation, any of the provisions of Sections 6.8, 6.9, 6.10, 7.1 and 9.5(a) of the Operating Agreement), except as set forth in Section 1(b) below, BAM shall not be entitled to any distribution or allocation of any type whatsoever on account of or in respect of the BAM Retained Interest. Without limiting the generality of the foregoing, BAM shall not be entitled to any of the following distributions or allocations on account of or in respect of the BAM Retained Interest: (i) allocations of Profits and Losses under Sections 6.8 or 6.9 of the Operating Agreement; (ii) allocations under Section 6.10 of the Operating Agreement; (iii) distributions of Net Cash From Operations under Section 7.1 of the Operating Agreement; or (iv) distribution of assets under Section 9.5(a) of the Operating Agreement. Nothing in this Section 1(a) shall be construed as limiting in any manner the rights of BAM under Section 9.5(b) of the Operating Agreement.

(b) As BAM’s sole return on account of or in respect of the BAM Retained Interest, effective as of May 1, 2003, BAM shall be entitled to receive an annual guaranteed payment in the amount of $10,000.00, payable by the Company to BAM within 90 days after the end of each fiscal year of the Company. Such amount shall be pro rated for any partial year based upon the actual number of days in the applicable year. The annual guaranteed payments to be made by the Company to BAM under this Section 1(b) on account of and in respect of the BAM Retained Interest are intended to constitute “guaranteed payments” within the meaning of Section 707(c) of the IRC.

2. Modification of Certain Approval Rights.

(a) Section 3.8(j) of the Operating Agreement is hereby amended and restated in its entirety as follows:

“(j) Merger or Sale of Assets.

(1) Any merger or consolidation by the Company with any Person. Any sale, assignment, lease or other disposition by the Company of (whether in one transaction or in a series of transactions), or any voluntarily parting with the control of (whether in one transaction or in a series of transactions), a material portion of the Company’s assets (whether now owned or hereinafter acquired), except (A) in accordance with the provisions of any of the Transaction Documents, (B) in accordance with the following provisions of this subsection (1), and (C) for sales or other dispositions of assets in the ordinary course of business. The Company shall have the right to sell, assign, lease or otherwise dispose of any Tower Site, and the Tower Structures located on such Tower Site, so long as (i) neither BAM, any of the Transferring Partnerships nor any Affiliate of BAM (including, without limitation, Cellco Partnership or any of its direct or indirect subsidiaries) has any interest in or to such Tower Site or Tower Structures under the Global Lease Agreement or any Supplement (as defined in the Global Lease Agreement), (ii) at the same time that the Company sells, assigns, leases or dispose of such Tower Site and Tower Structures, the Company shall sell, assign, transfer or otherwise dispose of all obligations of the Company that relate to such Tower Site or Tower Structures including, without limitation, all obligations of the Company under any lease, sublease, contract or other agreement, oral or written, that relate to such Tower Site or Tower Structures, and (iii) the Company shall secure, effective as of the time that the Company sells, assigns, leases or dispose of such Tower Site and Tower Structures, a proportionate reduction in the amounts payable by the Company under the Bidder Services Agreement to reflect the reduction in Standard Services (as defined in the Bidder Services Agreement) received by the Company as a result of the sale, assignment, lease or disposal of such Tower Site and Tower Structures (the percentage by which such amounts payable by the Company are to be reduced shall be determined by dividing (x) the number of Tower Sites then being sold, assigned, leased or disposed of by the Company by (y) the total number of Tower Sites of the Company immediately prior to the sale, assignment, lease or disposal of the subject Tower Sites by the Company).

(2) Any sale, assignment or other disposition of (whether in one transaction or in a series of transactions) any of the Company’s accounts receivable (whether now in existence or hereinafter created) at a discount or with recourse, to any Person, except for sales or other dispositions of assets in the ordinary course of business, or except as permitted under the terms of the Global Lease Agreement.”

(b) Section 3.8(n) of the Operating Agreement is hereby amended and restated in its entirety as follows:

“(n) Business Plan. The approval of a Business Plan under Section 10.3(b).”

(c) Section 10.3 of the Operating Agreement is hereby amended and restated in its entirety as follows:

“Section 10.3 Business Plans.

(a) On or before November 30 of each year, the Managers of the Company shall develop a business plan and budget for the Company (including HoldCo and HoldCo Sub) (the “Business Plan”) for the following calendar year of HoldCo (and HoldCo Sub and OpCo), and submit such Business Plan to BAM and CCIC for review. If a Business Plan is subject to the approval of the Members under Section 10.3(b), such Business Plan shall be adopted only with the approval of both BAM and CCIC Member, subject to the provisions of Section 10.3(c). If a proposed Business Plan is not subject to approval by the Members under Section 10.3(b), such Business Plan may be adopted by the Managers of the Company. The Company shall use commercially reasonable efforts, and cause each of HoldCo and HoldCo Sub to, to conduct their respective businesses in accordance with the then current Business Plan.

(b) If under a proposed Business Plan for any year the Projected Cash Expenditures exceed the Committed Cash Revenues (as each such term is defined below), such Business Plan shall be adopted only with the approval of both BAM and CCIC Member, subject to the provisions of subsection (c) of this Section 10.3.

As used herein, the term “Projected Cash Expenditures” means the sum of all costs, expenses and payments projected to be made, incurred or suffered by OpCo during such year in order to operate its business and fulfill its obligations during such year including, without limitation: (i) any and all costs, expenses or payments necessary to fulfill OpCo’s obligations under the Global Lease Agreement; (ii) any and all costs, expenses or payments including without limitation, of principal or interest, necessary to fulfill OpCo’s obligations under any loan agreement or other instrument evidencing Indebtedness; (iii) any and all costs, expenses or payments necessary to fulfill OpCo’s obligations under the Management Agreement; (iv) any and all Taxes of any kind due and owing by OpCo; (v) any payments or expenditures required under any lease of real estate, grant of easement, right of way or similar agreement to which OpCo is a party; (vi) any and all costs, expenses or payments necessary to fulfill OpCo’s obligations under any lease or sublease of tower space or real estate to any third party; (vii) insurance premiums (including without limitation, any payments pursuant to premium financing) and/or deductibles of OpCo; (viii) payments to third parties for equipment or any other goods and services required to perform OpCo’s obligations under existing contracts or agreements including, without limitation, payments required to satisfy any mechanics’ liens; (ix) salaries, commissions, compensation, benefits, and payments or obligations of a similar nature; and (x) any and all costs, expenses and payments required to comply with, or payable pursuant to any applicable laws, rule, regulations, ordinances, permits or licenses.

As used herein, the term “Committed Cash Revenues” means the sum of all rents, fees and other amounts to be received by OpCo during such year under all existing written leases, subleases, contracts and agreements to which OpCo is a party including, without limitation, the Global Lease Agreement, all Supplements (as defined in the Global Lease Agreement) and the Management Agreement.

(c) If by the first date of any year a proposed Business Plan for that year which is subject to the approval of the Members under Section 10.3(b) has not been so approved by the Members, the Business Plan for such year shall be deemed to be the expense portion of the Business Plan in effect for the preceding year increased, at the discretion of CCIC Member, to an amount not to exceed the sum of:

(i) the average operating cost per communications tower owned by OpCo (or of which it has the economic benefit) (the “OpCo Towers”) based on the most recent quarterly financial statements available as of the first day of the current year multiplied by fifty percent (50%) of the sum of (A) the aggregate number of OpCo Towers constructed, completed or otherwise acquired in the course of the prior year and (B) the aggregate number of OpCo Towers projected to be constructed, completed or otherwise acquired in the current year in the Business Plan for the prior year; and

(ii) the sum of (x) with respect to all contractual price increases with respect to contracts and agreements to which OpCo is a party and all increases in Taxes with respect to OpCo Towers, the amount of such increase and (y) with respect to all other expense items in the previous year’s budget, (A) the amount of such expenses multiplied by (B) the sum of one (1) plus an amount equal to the percentage increase in the CPI during the previous year.

(d) Notwithstanding the foregoing, each Business Plan that is implemented pursuant to Sections 10.3(b) or (c) because the BAM and CCIC Member are unable to mutually agree on the Business Plan must provide for the payment by OpCo, prior to the allocation of revenues pursuant to Sections 10.3(b) or (c), of: (i) any and all costs, expenses or payments reasonably necessary to fulfill OpCo’s obligations under the Global Lease; (ii) any and all costs, expenses or payments including without limitation, of principal or interest, necessary to fulfill OpCo’s obligations under any loan agreement or other instrument evidencing Indebtedness; (iii) any and all costs, expenses or payments reasonably necessary to fulfill OpCo’s obligations under the Management Agreement; (iv) any and all Taxes of any kind due and owing by OpCo; (v) any payments or expenditures required under any lease of real estate, grant of easement, right of way or similar agreement to which OpCo is a party; (vi) any and all costs, expenses or payments reasonably necessary to fulfill OpCo’s obligations under any lease or sublease of tower space or real estate to any third party; (vii) insurance premiums (including without limitation, any payments pursuant to premium financing) and/or deductibles of OpCo; (viii) payments to third parties for equipment or any other goods and services required to perform OpCo’s obligations under existing contracts or agreements including, without limitation, payments required to satisfy any mechanics’ liens; (ix) salaries, commissions, compensation, benefits, and payments or obligations of a similar nature; and (x) any and all costs, expenses and payments required to comply with, or payable pursuant to any applicable laws, rule, regulations, ordinances, permits or licenses. Further, any such Business Plan may have the effect of reducing amounts payable under the Management Agreement so long as the Anticipated Financing remains outstanding.”

3. Modification of Permitted Encumbrances. The definition of “Permitted Encumbrances,” set forth in Section 1.1 of the Operating Agreement, is hereby amended and restated in its entirety as follows:

“‘Permitted Encumbrances’ means (i) liens for current real or personal property taxes not yet due and payable, (ii) liens or other rights of third parties disclosed in the Schedules to Section 5.1 of the Formation Agreement, (iii) worker’s, carrier’s and materialman’s liens not yet due and payable, (iv) with respect to Leased Sites (as defined below in the definition of Tower Sites), any liens placed upon such real property other than in connection with obligations or liabilities of BAM, (v) easements, rights of way or similar grants of rights to a third party for access to or across any real property, including, without limitation, rights of way or similar rights granted to any utility or similar entity in connection with the provision of electric, water, sewage, telephone, gas or similar services, (vi) the Tower Leases and other leases of rights to use spaces on the Tower Structures entered into between the Company and third parties in the ordinary course of the Company’s business, consistent with past practices and the then applicable Business Plan, and (vii) liens that are immaterial in character, amount, and extent, and that do not detract from the value or interfere in any material respect with the present use of the properties they affect.”

4. Defined Terms. Unless otherwise defined in this First Amendment, capitalized terms used in this First Amendment will have the meanings ascribed to them in the Operating Agreement. In the event of a conflict between the respective provisions of the Operating Agreement and this First Amendment, the terms of this First Amendment shall control.

5. Counterparts. This First Amendment may be executed in one or more counterparts, each of which will be deemed to be an original as against any party whose signature appears thereon, and all of which, when taken together, will be deemed to constitute one and the same instrument. This First Amendment shall become binding when any one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties hereto.

6. Effect of Amendment. Except as specifically amended by the provisions of this First Amendment, the terms, conditions and provisions of the Operating Agreement shall remain in full force and effect for all purposes, and the parties hereby ratify and confirm the terms, conditions and provisions of the Operating Agreement, as amended pursuant to this First Amendment.

IN WITNESS WHEREOF, the parties have caused this First Amendment to be executed as of the date first above written.

COMPANY

Crown Atlantic Company LLC,
a Delaware limited liability company

By:	/s/ W. Benjamin Moreland
Name:	W. Benjamin Moreland
Title:	Senior Vice President

BAM

Bell Atlantic Mobile Inc.,
a Delaware corporation

By:	/s/ Stephen Heimann
Name:	Stephen Heimann
Title:	Vice President and Assistant Secretary

HOLDCO SUB

Crown Atlantic Holding Sub LLC,
a Delaware limited liability company

By:	/s/ W. Benjamin Moreland
Name:	W. Benjamin Moreland
Title:	Senior Vice President

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